

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Mail Stop 4561

January 6, 2010

Terry Harris, President
Assure Data, Inc.
1837 Harbor Ave., P.O. Box 13098
Memphis, TN 38113

      Re: **Assure Data, Inc.**
               Revised Preliminary Information Statement on Schedule 14C
               Filed January 5, 2010
               File No. 000-52297

Dear Mr. Harris:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                         Sincerely,

                                         Maryse Mills-Apenteng
                                         Special Counsel

cc: <u>Via Facsimile (972) 628-3616</u>
        Jeffrey M. McPhaul, Esq.
        Munck Carter, LLP